Mail Stop 3561

August 21, 2007

By U.S. Mail and facsimile to (704) 382-0199

James E. Rogers
Chairman, President and Chief Executive Officer
Duke Energy Corporation
526 South Church Street
Charlotte, NC 28202-1803

> **Re: Duke Energy Corporation**
> **Definitive 14A**
> **Filed April 4, 2007**
> **File No. 1-32853**

Dear Mr. Rogers:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

General

1. Please provide the disclosure required by Item 404(b) of Regulation S-K
    regarding your policies and procedures for the review, approval or ratification of
    any transaction required to be reported under Item 404(a). Also, identify any
    transaction required to be reported under Item 404(a) since the beginning of your
    last fiscal year where such policies and procedures did not require review,
    approval or ratification or where such policies and procedures were not followed.

Compensation Discussion and Analysis, page 23

2. We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that
    section, the compensation discussion and analysis should be sufficiently precise to
    identify material differences in compensation policies for individual named
    executive officers. The equity-related awards and overall compensation paid to
    Mr. Rogers were significantly higher than the compensation amounts received by
    other named executive officers. Please supplement the disclosure to explain the
    reasons for the differences in the amounts of compensation awarded to the named
    executive officers.

3. Throughout this section, you indicate that you consider a named executive
    officer's individual performance in setting compensation. Please discuss how you
    structure and implement specific forms of compensation to reflect the named
    executive officer's individual performance or contribution and describe the
    elements of individual performance or contribution that you have taken into
    consideration. See Item 402(b)(2)(vii) of Regulation S-K.

Committee Advisors, page 24

4. Please fully disclose the role of the compensation consultant in determining or
    recommending the amount or form of executive and director compensation, and
    discuss the material elements of the instructions or directions given to the
    compensation consultant with respect to the performance of its duties. See Item
    407(e)(3)(iii) of Regulation S-K. Please disclose whether your chief executive
    officer or chairman met with any compensation consultant used by the
    compensation committee.

Setting Executive Compensation Consistent with Duke Energy's . . ., page 25

5. You indicate on page 25 that you review "internal pay equity" to determine pay.
    Please discuss whether you considered this information to calculate pay based on
    a certain multiple of a specified employee's compensation.

6. To the extent that you engage in benchmarking your performance against the CDB Energy Services Industry Executive Compensation Database and the 2006 CDB General Industry Executive Compensation Database, please identify the components of each group. See Item 402(b)(2)(xiv) of Regulation S-K.

Short-Term Incentives, page 26

7. You have not provided in the proxy statement quantitative and qualitative disclosure of the financial and operational targets for the 2007 short-term incentive plan. See Instruction 2 to Item 402(b) of Regulation S-K. Please disclose or, to the extent you believe disclosure of these financial and operational targets is not required because it could result in competitive harm, provide us on a supplemental basis a detailed explanation for this conclusion. See Instruction 4 to Item 402(b) and Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. If disclosure of the performance-related factors would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Potential Payments upon Termination of Employment or Change in Control, page 54

8. You have not defined key terms such as "cause," "good reason" or "change in control" as defined under the agreements you have described. Please define the terms throughout this section instead of referring to the agreements in which they are contained.

9. In the compensation discussion and analysis section, please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay certain multiples of the components of compensation under these arrangements.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3238 with any questions.

Sincerely,

Ellie Quarles
Special Counsel